June 21, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Mew

Re:	Gannett Co., Inc. Form 10-K for the fiscal year ended December 27, 2015, filed February 25, 2016 File No. 001-36874

Ladies and Gentlemen:

Gannett Co., Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's comment letter dated June 20, 2016 regarding the Staff’s review of the Company’s annual report on Form 10-K for the fiscal year ended December 27, 2015, filed with the Commission on February 25, 2016. The comment letter requests that the Company either respond to the Staff’s comments within ten business days or inform the Staff as to when the Company will respond.

As discussed with Claire Erlanger in a telephone conversation on June 20, 2016, the Company respectfully requests an extension until close of business on Monday, July 11, 2016 to respond to the comment letter. Should you have any questions regarding this request, please do not hesitate to contact me at (703) 854-6807.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours, /s/ Alison K. Engel
Alison K. Engel Senior Vice President and Chief Financial Officer

cc:	Heather Clark, Securities and Exchange Commission Claire Erlanger, Securities and Exchange Commission